SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            SCHEDULE 13G

              Under the Securities Exchange Act of 1934



                    CAPITAL FACTORS HOLDING, INC.
                  _________________________________
                          (Name of Issuer)



                    Common Stock, $.01 Par Value
                  __________________________________
                   (Title of Class of Securities)



                             139905 10 3
                  __________________________________
                            (CUSIP Number)







The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                         Page 1 of 8 pages
                       There are no exhibits

                       CUSIP No. 139905 10 3



(1)    Names of Reporting Persons:   Fana Holtz

       S.S. or I.R.S. Identification Nos. of Above Persons:

(2)    Check the Appropriate Box if a Member of a Group
       (See Instructions)  (a)    [X]    (b)    [   ]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization:  U.S.A.

         Number of       (5) Sole Voting Power:               0 (1)
       Shares Bene-
        ficially         (6) Shared Voting Power:      3,680,000(1)
        Owned by
       Each Report-      (7) Sole Dispositive Power:          0 (1)
       ing Person
          With           (8) Shared Dispositive Power: 3,680,000(1)

(9)    Aggregate Amount Beneficially Owned by
       Each Reporting Person:                          3,680,000(1)

(10)   Check if the Aggregate Amount in Row (9)
       Excludes Certain Shares [  ]

(11)   Percent of Class Represented by Amount in Row (9):  29.9%(1)

(12)   Type of Reporting Person:   IN

-----------------------------------
(1) Fana Holtz is the beneficial owner of approximately 36.8% of the outstanding shares of Capital Bancorp, which is the parent company of Capital Bank. Capital Bank is the direct owner of approximately 81.3% of the outstanding Common Stock of Capital Factors Holding, Inc. ("Capital Factors"). This report is filed solely by reason of the beneficial ownership by Fana Holtz of shares in Capital Bancorp. The 29.9% of shares of Capital Factors that are reported herein as beneficially owned has been computed by multiplying 36.8% by the 81.3% of the shares of Capital Factors owned by Capital Bank. However, Fana Holtz disclaims beneficial ownership of any Capital Factors shares.


                         Page 2 of 8 pages
                       There are no exhibits

                       CUSIP No. 139905 10 3


(1)    Names of Reporting Persons:   Daniel Holtz

       S.S. or I.R.S. Identification Nos. of Above Persons:

(2)    Check the Appropriate Box if a Member of a Group:
       (See Instructions)  (a)    [X]    (b)    [   ]

(3)    SEC Use Only:

(4)    Citizenship or Place of Organization:   U.S.A.


         Number of      (5)  Sole Voting Power:               0 (2)
        Shares Bene-
         ficially       (6)  Shared Voting Power:        640,000(2)
         Owned by
        Each Report-    (7)  Sole Dispositive Power:          0 (2)
        ing Person
          With          (8)  Shared Dispositive Power:   640,000(2)

(9)    Aggregate Amount Beneficially Owned by
       Each Reporting Person:                           640,000 (2)

(10)   Check if the Aggregate Amount in Row (9)
       Excludes Certain Shares:  [  ]

(11)   Percent of Class Represented by Amount in Row (9)   5.2%(2)

(12)   Type of Reporting Person:        IN


-------------------------------------
(2) Daniel Holtz is the beneficial owner of approximately 6.4% of the outstanding shares of Capital Bancorp, which is the parent company of Capital Bank. Capital Bank is the direct owner of approximately 81.3% of the outstanding Common Stock of Capital Factors Holding, Inc. ("Capital Factors"). This report is filed solely by reason of the beneficial ownership by Daniel Holtz of shares in Capital Bancorp. The 5.2% of shares of Capital Factors that are reported herein as beneficially owned has been computed by multiplying 6.4% by the 81.3% of the shares of Capital Factors owned by Capital Bank. However, Daniel Holtz disclaims beneficial ownership of any Capital Factors shares.


                         Page 3 of 8 pages
                       There are no exhibits

                       CUSIP No. 139905 10 3


(1)    Names of Reporting Persons:   Javier Holtz

       S.S. or I.R.S. Identification Nos. of Above Persons:

(2)    Check the Appropriate Box if a Member of a Group:
       (See Instructions)  (a)    [X]    (b)    [   ]

(3)    SEC Use Only:

(4)    Citizenship or Place of Organization:     U.S.A.

         Number of     (5)  Sole Voting Power:                 0(3)
       Shares Bene-
        ficially       (6)  Shared Voting Power:         380,000(3)
        Owned by
       Each Report-    (7)  Sole Dispositive Power:           0 (3)
        ing Person
          With         (8)  Shared Dispositive Power:   380,000 (3)

(9)    Aggregate Amount Beneficially Owned by
       Each Reporting Person:                           380,000 (3)

(10)   Check if the Aggregate Amount in Row (9)
       Excludes Certain Shares:    [  ]

(11)   Percent of Class Represented by Amount in Row (9):  3.1% (3)

(12)   Type of Reporting Person:    IN



-------------------------------------
(3) Javier Holtz is the beneficial owner of approximately 3.8% of the outstanding shares of Capital Bancorp, which is the parent company of Capital Bank. Capital Bank is the direct owner of approximately 81.3% of the outstanding Common Stock of Capital Factors Holding, Inc. ("Capital Factors"). This report is filed solely by reason of the beneficial ownership by Javier Holtz of shares in Capital Bancorp. The 3.1% of shares of Capital Factors that are reported herein as beneficially owned has been computed by multiplying 3.8% by the 81.3% of the shares of Capital Factors owned by Capital Bank. However, Javier Holtz disclaims beneficial ownership of any Capital Factors shares.



                         Page 4 of 8 pages
                       There are no exhibits

Item 1(a).  Name of Issuer:

            CAPITAL FACTORS HOLDING, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1799 West Oakland Park Boulevard
            Fort Lauderdale, Florida 33311

Item 2(a).  Name of Person Filing:

            Fana Holtz
            Daniel Holtz
            Javier Holtz

Item 2(b).  Address of Principal Business Office:

            For each of the following persons:

            1221 Brickell Avenue, 12th Floor
            Miami, Florida 33131

Item 2(c).  Citizenship:

            For each of the following persons:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

            139905 10 3

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b), identify the status of the person filing.

            Not applicable.




                         Page 5 of 8 pages
                       There are no exhibits

Item 4.     Ownership.
For Fana Holtz:
    (a)     Amount Beneficially Owned: 3,680,000 shares (1)
    (b)     Percent of Class: 29.9% (1)
    (c)     Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote:      0(1)
       (ii)   shared power to vote or to direct
              the vote:                                3,680,000(1)
       (iii)  sole power to dispose or to direct
              the disposition of:                            0(1)
        (iv)  shared power to dispose or to direct
              the disposition of:                    3,680,000(1)
For Daniel Holtz:
    (a)     Amount Beneficially Owned: 640,000 shares (2)
    (b)     Percent of Class: 5.2% (2)
    (c)     Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote:      0(2)
       (ii)   shared power to vote or to direct
              the vote:                                640,000(2)
      (iii)   sole power to dispose or to direct
              the disposition of:                            0
       (iv)   shared power to dispose or to direct
              the disposition of:                      640,000(2)
---------------------------------
(1) Fana Holtz is the beneficial owner of approximately 36.8% of the outstanding shares of Capital Bancorp, which is the parent company of Capital Bank. Capital Bank is the direct owner of approximately 81.3% of the outstanding Common Stock of Capital Factors Holding, Inc. ("Capital Factors"). This report is filed solely by reason of the beneficial ownership by Fana Holtz of shares in Capital Bancorp. The 29.9% of shares of Capital Factors that are reported herein as beneficially owned has been computed by multiplying 36.8% by the 81.3% of the shares of Capital Factors owned by Capital Bank. However, Fana Holtz disclaims beneficial ownership of any Capital Factors shares.

(2) Daniel Holtz is the beneficial owner of approximately 6.4% of the outstanding shares of Capital Bancorp, which is the parent company of Capital Bank. Capital Bank is the direct owner of approximately 81.3% of the outstanding Common Stock of Capital Factors Holding, Inc. ("Capital Factors"). This report is filed solely by reason of the beneficial ownership by Daniel Holtz of shares in Capital Bancorp. The 5.2% of shares of Capital Factors that are reported herein as beneficially owned has been computed by multiplying 6.4% by the 81.3% of the shares of Capital Factors owned by Capital Bank. However, Daniel Holtz disclaims beneficial ownership of any Capital Factors shares.

                         Page 6 of 8 pages
                       There are no exhibits

For Javier Holtz:
    (a)     Amount Beneficially Owned: 380,000 shares (3)
    (b)     Percent of Class: 3.1% (3)
    (c)     Number of shares as to which such person has:
        (i)  sole power to vote or to direct the vote:         0(3)
       (ii)  shared power to vote or to direct the vote: 380,000(3)
      (iii)  sole power to dispose or to direct the
             disposition of:                                   0(3)
       (iv)  shared power to dispose or to direct the
             disposition of:                             380,000(3)

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
            following [   ].

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

---------------------------------
(3) Javier Holtz is the beneficial owner of approximately 3.8% of the outstanding shares of Capital Bancorp, which is the parent company of Capital Bank. Capital Bank is the direct owner of approximately 81.3% of the outstanding Common Stock of Capital Factors Holding, Inc. ("Capital Factors"). This report is filed solely by reason of the beneficial ownership by Javier Holtz of shares in Capital Bancorp. The 3.1% of shares of Capital Factors that are reported herein as beneficially owned has been computed by multiplying 3.8% by the 81.3% of the shares of Capital Factors owned by Capital Bank. However, Javier Holtz disclaims beneficial ownership of any Capital Factors shares.



                         Page 7 of 8 pages
                       There are no exhibits

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1997                  /s/   Fana Holtz
                                   -------------------------------
                                         Fana Holtz





February 12, 1997                  /s/   Daniel Holtz
                                   -------------------------------
                                         Daniel Holtz




February 12, 1997                  /s/   Javier Holtz
                                   -------------------------------
                                         Javier Holtz







                         Page 8 of 8 pages
                       There are no exhibits